September 10, 2021

   VIA E-mail

   Morrison C. Warren, Esq.
   Chapman and Cutler LLP
   111 West Monroe Street
   Chicago, IL 60603

             Re: Valkyrie ETF Trust II
                 File Nos. 333-258722, 811-23725

   Dear Mr. Warren:

             On August 11, 2021, you filed an initial registration statement on Form N-1A on behalf
   of Valkyrie ETF Trust II (the    Trust   ), under the Securities Act of 1933
(the    1933 Act   ) and the
   Investment Company Act of 1940 (the    1940 Act   ) in connection with
Valkyrie Bitcoin Strategy
   ETF (the    ETF   ). We have reviewed the registration statement and
provided our comments
   below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                              PROSPECTUS

   Page 1     Fees and Expenses of the Fund

1. Please confirm that the ETF will have no    Other Expenses    (including,
for example, with respect
   to any Subsidiary related expenses), or update this estimate along with the remainder of the placeholders in this section.

   Page 2     Principal Investment Strategies

2. Please confirm that other than exchange-traded futures contracts, the ETF will not obtain bitcoin exposure in other investments (e.g., the ETF will not invest in Canadian bitcoin ETFs, or bitcoin
   trusts). Please discuss the ETF   s investment strategy if Chicago
Mercantile Exchange (   CME   )
   position limits are triggered with respect to the ETF   s bitcoin futures
investments.

3. In the third line of the first paragraph, disclosure refers to the    total
notional value.    Using plain
   English, please explain what this term means and how it compares to the
meaning of    market
   value.
    Mr. Warren, Esq.
   September 10, 2021
   Page 2

4. Please supplementally describe the ETF   s plans for coming into compliance
with the new
   Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including
   anticipated designated index) or absolute VaR test. See    Use of
Derivatives by Registered
   Investment Companies and Business Development Companies,    Release No.
IC-34084 (Nov. 2,
   2020). If using relative VaR, please identify the index.

   Page 2     Bitcoin

5. In the first paragraph, disclosure refers to the    Bitcoin Network    and
 public-key cryptography.
   Please describe these terms using plain English.

6. In the first sentence of the second paragraph, disclosure states,    Bitcoin
are regarded as a
   currency or digital commodity depending on their specific use case.
       a. Bitcoin is a singular noun; please revise.
       b. Please consider stating that Bitcoin    may be regarded    rather
than    is regarded.
       c. Please describe    use case    using plain English.

7. In the third line of the second paragraph, disclosure refers to    a store
of value.    Please define the
   term using plain English.

   Page 3     Bitcoin

8. In the first line of the first paragraph, disclosure states,    Price
discovery occurs through
   secondary market trading on bitcoin exchanges, over-the-counter trading desks and direct peer-
   to-peer payments.
       a. Please note that in general the trading hours for bitcoin exchanges is 24 hours, 7 days a week.
       b. Please consider disclosing that during high volatility periods, in addition to price divergences, historically some bitcoin exchanges have experienced issues related to account access and trade execution.

   Page 3     Bitcoin Futures Contracts

9. In the last sentence of the second paragraph, disclosure states that the ETF seeks to invest in
   cash-settled bitcoin futures.    The location of this sentence is confusing.
Is it meant to address
   the fact that the ETF will invest no more than 25% of its assets indirectly through the Subsidiary and that the ETF will invest the remainder of its assets directly in bitcoin futures? Please clarify.

10. In the third line of the fourth paragraph, disclosure states that the Subsidiary will follow the same
       general    investment policies and restrictions as the ETF.
       a. Please delete    general    or explain why deleting is not necessary.
    Mr. Warren, Esq.
   September 10, 2021
   Page 3

       b. Please disclose that the ETF complies with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.
       c. Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section
15) as an investment
          adviser to the ETF under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
       d. Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary.
       e. Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the ETF.
       f. Please confirm in correspondence that: (1) the Subsidiary   s
management fee (including
          any performance fee) will be included in    Management Fees    and
the Subsidiary   s
          expenses will be included in    Other Expenses    in the ETF   s
prospectus fee table; (2) the
          Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to
          inspection by the staff of the Subsidiary   s books and records,
which will be maintained in
          accordance with section 31 of the 1940 Act and the rules thereunder.

   Page 4     Collateral Investments

11. Please add disclosure specifying a range or upper limit of the ETF   s
assets that will be invested
    given that Collateral Investments are a principal strategy, not a temporary defensive measure.

12. In the last sentence, disclosure states,    The Collateral Investments are
designed to provide
    liquidity, serve as margin, or otherwise collateralize the Subsidiary   s
investments in bitcoin
    futures.    Please revise this sentence using plain English.

   Page 4     Principal Risks

13. Please revise    Market Risk    to address the ETF   s exposure to bitcoin
futures rather than
    securities generally.

   Pages 5-6     Bitcoin Investing Risk

14. In the third hollow bullet point, disclosure refers to    fiat currency.
Please define the term using
    plain English.

15. In the eleventh hollow bullet point, disclosure refers to    Altcoins.
Please define the term using
    plain English.

16. In the fourteenth hollow bullet point, disclosure refers to the dedication of mining power to the
    Bitcoin Network.    Please consider adding disclosure that addresses the
environmental impact of
    Mr. Warren, Esq.
   September 10, 2021
   Page 4

   bitcoin mining operations (e.g., some companies have ceased accepting bitcoin for certain kinds of purchases due to environmental concerns regarding bitcoin mining).

   Page 7     Disruptions at bitcoin exchanges and potential consequences of a bitcoin
   exchange   s failure could adversely affect an investment in the Fund.

17. In the sixth line, disclosure refers to    distributed denial of service
attacks a/k/a    DDoS Attacks.
    Please describe this term using plain English.

   Page 8 --Demand for bitcoin is driven, in part, by its status as the most prominent and secure digital asset.

18. Please consider revising the definition of    Altcoin,    given that the
definition used in disclosure
    could be interpreted to include non-fungible tokens.

19. In the second-to-last sentence, disclosure states,    For example, the
smart contract    focused
    development of the Ethereum network has permitted the value of its native unit (ether) to rival
    bitcoin for periods of time.    Please revise this sentence using plain
English.

   Page 12     Liquidity Risk.

20. If the ETF is only holding bitcoin futures and    Collateral Investments,
 please tell us whether the
    first two sentences of this section are relevant, particularly since the purpose of the Collateral
    Investments appears to be that they are liquid.

   Page 12     Collateral Investments Risk.

21. In the third paragraph, disclosure refers to investments in money market funds. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f) of Form N-A, if acquired fund fees
    and expenses    (AFFE) exceed 0.01% of the average net assets of the ETF,
it will include a line
    item in the Fee Table for AFFE.

22. In the last sentence of the fourth paragraph, disclosure states,    Some
corporate debt securities
    that are rated below investment-grade generally are considered speculative because they present a greater risk of loss, including default, than higher quality debt
securities.    Please explain the
    relevance of this sentence given that the ETF invests only in investment-grade securities.

   Page 14     Subsidiary Investment Risk.

23. Disclosure states that the Subsidiary is not registered under the 1940 Act and is not subject to all of the investor protections of the 1940 Act and that, therefore, the ETF will not have all the protections, as an investor in the Subsidiary, offered to investors in registered investment companies. As the Subsidiary is wholly-owned by the ETF, and the investors of the ETF will have the investor protections of the 1940 Act, we believe the ETF as a
whole   including the
    Mr. Warren, Esq.
   September 10, 2021
   Page 5

   Subsidiary   will provide investors with these 1940 Act protections. Please revise this disclosure
   accordingly.

   Page 14     Commodity Regulatory Risk.

24. In the first sentence, disclosure refers to    commodities.    Please
change to    commodity futures.

   Page 15     Cash Transaction Risk.

25. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs
    could be imposed on the ETF, and thus decrease the ETF   s net asset value,
to the extent that the
    costs are not offset by a transaction fee payable by an authorized participant.

   Page 15     Investment Capacity Risk.

26. In the fourth line, disclosure states,    The Adviser may, in its sole
discretion and without prior
    notice, temporarily limit or reject the issuance of creation units.
Please provide an analysis that
    explains how the ETF will ensure that such restrictions are consistent with rule 6c-11 of the 1940
    Act. In proposing rule 6c-11, the Commission has stated its belief that an ETF generally may
    suspend the issuance of creation units only for a limited time and only due to extraordinary
    circumstances, such as when the markets on which the ETF   s portfolio
holdings are traded are
    closed for a limited period of time.    See    Exchange-Traded Funds,
Release No. 33-10515, at
    pp.67-68 (June 28, 2018). In adopting the rule, the Commission further
noted that    [i]f a
    suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and
the ETF   s
    approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11. See Exchange-Traded Funds,
    Release No. 33-10695, at p.59 (Sep. 25, 2019). Also, please add disclosure explaining that the
    ETF may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances. Please consider cross-referencing this discussion to any other disclosure that addresses this point.

   Page 16     Authorized Participant Concentration Risk.

27. Please supplementally provide to staff information about ETF discussions with potential authorized participants ( APs ) including the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the ETF (including information about the identities of such potential APs).

28. Please describe the discussions the ETF has had with APs and market makers regarding their
    ability to arbitrage the ETF   s holdings in a manner that is expected to
keep the ETF   s market
    Mr. Warren, Esq.
   September 10, 2021
   Page 6

   price in line with its NAV. What instruments will they use to arbitrage? Will there be any
   impact from the inability of broker-dealers to custody    physical
bitcoin?

29. Are there any unique considerations/rules from the exchange on which the ETF plans to list that
    will impact the ETF   s ability to pursue its investment strategy; interact
with authorized
    participants; or otherwise impact the ETF   s operations?

   Page 16     Premium/Discount Risk.

30. Please disclose the risk that the ETF   s market price may deviate from the
value of the ETF   s
    underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing
price from the ETF   s
    NAV.

31. Please tell us whether the ETF invests in instruments traded outside of a collateralized settlement system.

   Page 17     Leverage Risk.

32. In the last sentence, disclosure refers to the ETF   s need to comply with
guidance from the SEC
    regarding asset segregation requirements. Please tell us when the ETF plans to implement rule
    18f-4. See    Use of Derivatives by Registered Investment Companies and
Business Development
    Companies,    Release No. IC-34084 (Nov. 2, 2020).

   Page 20     Additional Information Regarding the Fund   s Strategy

33. In the second sentence, disclosure states that the ETF invests
principally    in bitcoin futures
    contracts. Please consider stating    all or substantially all of its
assets,    as you do on page 2,
    instead.

   Page 21     The Bitcoin Protocol

34. In the third line, disclosure states,    There are many other compatible
versions of bitcoin
    software, but Bitcoin Core is the def facto standard for the Bitcoin Protocol, and is also known
    and the    reference software.       Please correct the underlined
typographical errors.

35. In the third line from the bottom, please change    io    to    if.

   Page 23     Principal Investments

36. Please add a section that discusses    Collateral Investments,    given
that earlier disclosure
    includes it as a principal investment strategy.
    Mr. Warren, Esq.
   September 10, 2021
   Page 7

   Page 30     Bitcoin Futures Risk.

37. Please confirm that the ETF will only invest in cash-settled futures traded on an exchange registered with the CFTC (e.g., the ETF will only invest in bitcoin futures that are traded on the
    CME).

38. Please supplementally discuss the impact of high margins on bitcoin futures and influence on the
    ability to achieve the ETF   s targeted exposure.

39. Please supplementally discuss the impact of CME position limits and accountability levels of
    bitcoin futures contracts on the ETF   s ability to pursue its investment
strategy and any
    implications for the ETF   s ability to meet the requirements of the 1940
Act and its rules. Also,
    please discuss the impact of the CME position limits and accountability levels, given the inability of ETFs to close to new investors should the ETF push up against those limits.

40. Please supplementally discuss any unique contango/rollover risks with bitcoin futures, and provide relevant risk disclosure.

41. Please confirm whether the ETF plans to take on leverage through futures investing, or otherwise.

42. Please supplementally describe plans to discuss potential differences between returns based on the price of bitcoin vs. bitcoin futures (e.g., due to divergence in prices or potential costs associated with futures investing).

43. Please supplementally discuss the anticipated impact of the events of May 19, 2021 and
    September 7, 2021 (i.e., significant drops in the price of bitcoin), if the ETF had been operating.

   Page 31     Liquidity Risk.

44. Please supplementally discuss the ETF   s anticipated liquidity
classification of bitcoin futures and
    the rationale.

45. Please supplementally discuss the ETF   s plans for liquidity management,
generally, including
    during both normal and reasonably foreseeable stressed conditions.

46. Please supplementally discuss the Board   s/ETF   s consideration of
implementing an open-end
    strategy.

47. Please tell us whether there are potential capacity constraints, given existing volumes and open interest positions in the bitcoin futures market that would limit the size
of the ETF   s exposure to
    bitcoin futures     or the capacity for the ETF and multiple other
registered funds. Please provide
    data analysis to support your conclusions.
    Mr. Warren, Esq.
   September 10, 2021
   Page 8

48. Relatedly, is there the potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by your ETF and funds with similar investment strategies?

49. Given the inability of ETFs to close to new investors, how will the ETF manage liquidity pressures should the ETF become so large as to require more liquidity to meet potential redemptions than the market can provide?

   Page 32     Tax Risk.

50. Please include a discussion of bitcoin futures regarding the production of non-qualifying income for RIC purposes; the implications for shareholders of non-RIC status; and
the ETF   s plans to
    achieve RIC status.

   Page 40     Frequent Purchases and Redemptions of Shares

51. In the second line, disclosure states that the ETF reserves the right to not accept orders from APs that Valkyrie has determined may be disruptive to the management of the ETF or otherwise are not in the best interests of the ETF. Such discretion appears to be overly-broad and inconsistent with rule 6c-11. Please consider, for example, to the extent the ETF may have a limited number of APs (see comment above regarding ETF discussions with potential APs), this would be a consideration if the ETF chooses not to accept orders from an AP. Please revise disclosure regarding that the ETF may not accept orders from an AP (beyond disruption to the management or best interests) to provide context in respect of the requirement that it will not impair the
    arbitrage mechanism. For example, consider how the ETF   s right to not
accept orders and in
    what circumstances it would be used will be consistent with rule 6c-11 (see comment above regarding rule 6c-11 proposing and adopting releases excerpts about limited ability to suspend
    the issuance of creation units and not impairing the ETF   s arbitrage
mechanism).

   Page 44     Investment in Certain Non-U.S. Corporations

52. Disclosure refers to the ETF holding an equity interest in a passive foreign investment company.
    See also page 41 of the Statement of Additional Information. Please explain the relevance of these sections or delete them.

   Page 46 -- Distributor

53. We note that the discussion of the Distribution and Service Plan is in brackets. However, there are no brackets for that section on page 27 of the Statement of Additional Information. Please advise.

   Page 46     Net Asset Value

54. Please note that this section discusses the fair valuing of    securities.
  See also pages 44-45 of
    the Statement of Additional Information. Please consider whether the discussion should similarly refer to portfolio holdings given that the ETF may have to fair value bitcoin futures.
    Mr. Warren, Esq.
   September 10, 2021
   Page 9


   Page 48     Investments by Other Investment Companies

55. This section refers to an exemptive order issued to the    Trust.    Please
explain.

                          STATEMENT OF ADDITIONAL INFORMATION

   Page 1     General Description of the Trust and the Fund

56. In the fifth line of the third paragraph, disclosure states,    An
authorized participant that
    purchases a Creation Unit of Shares deposits with the Fund a    basket
of securities and other
    assets identified by the Fund that day. . .    The ETF is a cash
create/redeem ETF. The discussion
    about    baskets    of securities seems irrelevant, confusing, and
potentially misleading to investors.
    Please revise.

57. In the fourth paragraph, disclosure states that the ETF is a    separate
mutual fund.    Please revise
    the description.

   Page 7     Futures Instruments

58. Disclosure states that the ETF and the Subsidiary may use Futures Instruments for hedging and
    non-hedging purposes. The ETF   s use of futures for hedging appears to be
inconsistent with its
    investment mandate. Please explain.

59. In the first line of the fifth paragraph, disclosure states that futures trading involves a degree of leverage due to the low margin deposits required. Please consider adding this disclosure to the principal risk sections given that the ETF is mainly investing in bitcoin futures.

   Page 9     Federal Income Tax Treatment of Exchange-Listed Commodity
Futures,
   Currency Futures, Equity Index Futures and Investments in the Subsidiary

60. Are currency futures and equity index futures consistent with the ETF   s
investment mandate? If
    not, please consider deleting references to these investments from the tax discussion.

   Page 11     Overview

61. Disclosure refers to the risk of equity securities. Is this disclosure relevant?

   Page 13     Credit Risk.

62. In the fifth line, disclosure states,    The Fund will enter into
transactions in derivative instruments
    only with counterparties that [Valkyrie] reasonably believes are capable of performing under the
    contract.    Please confirm and clarify in this section that the ETF will only hold bitcoin futures
    traded on the CME.
    Mr. Warren, Esq.
   September 10, 2021
   Page 10

   Page 13     Correlation Risk.

63. In the second line, disclosure refers to    investments being hedged.    If
the ETF is not engaging
    in hedging transactions, please delete this reference.

   Page 14     Systemic or    Interconnection    Risk.

64. Disclosure refers to the OTC derivatives market and OTC dealers. Please clarify that the ETF will not engage in OTC derivatives trading.

   Page 15     Liquidity Risk

65. Please clarify that this section applies to Collateral Investments.

   Page 15     Market Events Risk

66. In the fourth line, disclosure states,    This reduced liquidity may result
in less money being
    available to purchase raw materials, goods and services from emerging markets, which may, in
    turn, bring down the prices of these economic staples.    This disclosure
does not appear to be
    relevant. Please revise.

   Page 16     Rolling, Backwardation and Contango Risk

67. In the second line, disclosure states,    In practice, delivery of the
underlying reference asset to
    satisfy a futures contract rarely occurs . . .    Please revise this
statement given that the ETF will
    invest in bitcoin futures that are cash-settled.

68. In the second-to-last sentence, disclosure states that the Adviser may determine to roll to another futures contract. Please tell us whether the Adviser or the Sub-Adviser will make such a determination.

   Page 22     Control Persons and Principal Holders of Securities

69. Please state the name and address of any person who controls the ETF as of a specified date no more than 30 days prior to the date of filing the registration statement. See Item 18(a) of Form
    N-1A.

   Page 25     Portfolio Managers

70. For each of the categories identified in the table on this page, please disclose the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account. See Item 20(a)(3) of Form N-1A.
    Mr. Warren, Esq.
   September 10, 2021
   Page 11

   Page 27     Securities Lending Agent

71. Please tell us whether the ETF will engage in securities lending.

   Page 28     Brokerage Allocations

72. This section does not appear to be tailored to the ETF, given its investment strategy. Please revise.

   Page 31     Codes of Ethics

73. Please confirm whether the ETF   s code of ethics applies to transactions
in bitcoin and bitcoin
    futures and whether employees are required to pre-clear such transactions.

   Page 33     Basket Composition

74. The first two paragraphs do not appear to be tailored to a cash create/redeem ETF. Please revise.

   Page 36     Suspension of Creations

75. Please delete the disclosure stating,    The SEC has stated its position
that an ETF generally may
    suspend the issuance of Creation Units only for a limited time and only due to extraordinary
    circumstances, such as when the markets on which the ETF   s portfolio
holdings are traded are
    closed for a limited period of time. The SEC has also stated that an ETF could not set transaction fees so high as to effectively suspend the issuance of Creation Units. Additionally, in this disclosure section:
        a. Please clarify, particularly with respect to the various roman numeral clauses, whether it refers to the ability of the ETF to (1) suspend creations or (2) reject orders or not accept creation orders. It is difficult to identify which disclosure refers to which category.
            Please revise this section (including the heading) to clearly identify under which circumstances the ETF will suspend or reject including, perhaps, by creating two separate lists. For example, clause (vi) appears to be discussing not accepting creation orders, whereas clause (vii) appears to be discussing suspending creations.
        b. Please revise the third sentence to state,    Circumstances under
which the Fund may not
            accept a creation order include, but are not limited to . . .
        c. Please provide the ETF   s analysis explaining how the activity
disclosed in this section is
            permitted under rule 6c-11 of the 1940 Act including addressing specifically clause (vi), which appears to be too broad and should be revised.

   Page 41     Futures Contracts and Options

76. Disclosure refers to options transactions. If the ETF will not invest in options, please delete the references.

                                             *       *       *
 Mr. Warren, Esq.
September 10, 2021
Page 12


       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                    Sincerely,

                                                    /s/ Lisa N. Larkin

                                                    Lisa N. Larkin
                                                    Senior Counsel

cc:    Chad Eskildsen, Staff Accountant
       Jennifer McHugh, Senior Special Counsel
       John C. Lee, Branch Chief
       Christian T. Sandoe, Assistant Director